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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

VANTICO GROUP S.A.

AGREEMENT IN PRINCIPLE REACHED WITH KEY FINANCIAL STAKEHOLDERS

PROPOSED DEBT FOR EQUITY SWAP TO REDUCE GROUP'S INDEBTEDNESS

PROPOSED EQUITY INJECTION OF CHF 75 MILLION WITH A FURTHER COMMITMENT FOR UP TO ANOTHER CHF 75 MILLION

CONTINUED SUPPORT FROM COMPANY'S BANK GROUP

VANTICO EXPECTED TO BE PART OF HUNTSMAN GROUP POST-RESTRUCTURING

        Luxembourg, 29th January 2003—Vantico Group S.A. ("Vantico" or the "Company") announces that it has today reached agreement in principle with an informal committee (the "Committee") of holders of Vantico's 12% Senior Notes due 2010 (the "Notes") and Morgan Grenfell Private Equity ("MGPE"), on the terms for a debt for equity swap which will substantially reduce the group's overall indebtedness. As part of the proposed transaction, the Company will also benefit from an equity injection of CHF75 million of new money to be used for operational purposes, with a further commitment to inject up to CHF75 million if required.

        The proposed debt for equity swap will involve the holders of the Notes and MGPE, in its capacity as a lender to the Company, exchanging their existing debt for 95% of the ordinary equity of the Company. Holders of the Notes will be offered a cash alternative in lieu of shares equivalent to €300 for each €1,000 of principal outstanding which will be separately funded by the Committee. The Committee will not take up this cash alternative in respect of their holdings. The remaining 5% of the equity will be allocated to the financial stakeholders of Vantico Holding S.A.

        Whilst definitive terms and documentation for the proposed restructuring are being finalised, the Company's bank group has provided further waivers, subject to continued satisfaction of certain conditions, effective up to 28th February 2003 in relation to the requirement to deliver covenant compliance certificates for the third and fourth quarters of 2002. Vantico yesterday paid the bank amortisation payment of CHF 22.4 million which was originally scheduled for 31st December 2002. The Company is continuing discussions with the bank group regarding amendments to its existing senior credit facility and expects to finalise these discussions in the near future.

        As part of the proposed restructuring, the Committee, which represents holders of in excess of 73% of the Senior Notes, will not seek to enforce its rights in the event that the Company elects not to pay the Notes coupon due on 1st February 2003. The terms governing the Notes provide the Company with a 30 day grace period following the coupon due date.

        Upon completion of the proposed restructuring, MatlinPatterson Global Opportunities Partners L.P. ("MatlinPatterson"), a member of the Committee, is expected to become the majority shareholder in Vantico. MatlinPatterson expects to transfer this equity interest to the Huntsman group of companies ("Huntsman"), which is jointly owned by the Huntsman family and MatlinPatterson. There will be appropriate minority shareholder protections.

        Dr Helmut Strametz, Chief Executive Officer of Vantico said:

        "We are delighted to announce this agreement with our key financial stakeholders. The terms of the proposed restructuring will not in any way impact customers, suppliers or employees who should all ultimately benefit from a stronger, more flexible Vantico. The restructuring proposal will remove the financial uncertainty surrounding the Company and will allow our business to develop and grow in order to better serve our customers. Furthermore we are tremendously excited at the opportunities that will result from working alongside the Huntsman businesses."

        Peter R. Huntsman, Chief Executive Officer of Huntsman said:

        "We congratulate Vantico and the Committee on this achievement. The news will be welcomed by Vantico's employees, customers and suppliers. Vantico has terrific prospects and, on closing of the restructuring, we will be proud to have Vantico join the Huntsman group."

Further Information

        This press release does not constitute or form part of any offer for purchase, sale or subscription of or solicitation or invitation of any offer to buy, sell or to subscribe for any securities in any jurisdiction, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. In particular, this press release (a) does not constitute or form part of any offer to purchase, offer to sell, subscribe, solicit, or invite any offer to purchase, sell, subscribe or solicit for any securities under any applicable securities laws of Luxembourg; and (b) shall not constitute an offer to sell or the solicitation of an offer to buy any securities within the United States or with respect to any U.S. person. Any offer to sell or the solicitation of any offer to buy in the United States or in respect of U.S. persons will be made in accordance with the Securities Act of 1933, as amended, pursuant to one or more exemptions from registration thereunder.

        This press release is directed only at persons who (i) are outside the United Kingdom, (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions Order 2001 (the "Order") or (iii) fall within Article 49(2) (a) to (d) of the Order and to the "relevant persons" as prescribed therein. Any investment or investment activity to which this press release applies is available only to relevant persons and will be engaged in only with relevant persons.

        The distribution of this press release in other jurisdictions may be restricted by law, and persons into whose possession this press release comes should inform themselves about, and observe, any such restrictions. By accepting this press release you agree to be bound by the foregoing instructions.

        This press release does not include all the information the parties affected hereby may require to evaluate the Restructuring contemplated herein. Each such party must make its evaluation of the merits of the Restructuring contemplated herein.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

Contacts

Vantico Helmut Strametz Chief Executive Officer Tel: +44(0) 20 8814 7940 Fax: +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 208814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com
Financial Adviser to Vantico and MGPE Close Brothers Corporate Finance Peter Marshall Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7650 0999 Email: peter.marshall@cbcf.com	Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com
Financial Adviser to the informal ad hoc committee of Vantico Noteholders
Lazard Richard Stables Managing Director Tel: +44 (0) 20 7588 2721 Fax: +44 (0) 20 7638 2363 Email: richard.stables@lazard.com	Alasdair Nisbet Managing Director Tel: +44 (0) 20 7588 2721 Fax: +44 (0) 20 7920 0274 Email: alasdair.nisbet@lazard.com

        Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its subsidiaries and Morgan Grenfell Private Equity in connection with the Restructuring and no-one else and will not be responsible to anyone other than Vantico International S.A. and Morgan Grenfell Private Equity for providing the protections offered to clients of Close Brothers Corporate Finance nor for providing advice in relation to the Restructuring.

        Lazard & Co., Limited ("Lazard") is acting for the informal ad hoc committee of Vantico Noteholders in connection with the Restructuring and no-one else and will not be responsible to anyone other than the informal ad hoc committee of Vantico Noteholders for providing the protections offered to clients of Lazard nor for providing advice in relation to the Restructuring.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
JANUARY 29, 2003	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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VANTICO GROUP S.A.
AGREEMENT IN PRINCIPLE REACHED WITH KEY FINANCIAL STAKEHOLDERS PROPOSED DEBT FOR EQUITY SWAP TO REDUCE GROUP'S INDEBTEDNESS PROPOSED EQUITY INJECTION OF CHF 75 MILLION WITH A FURTHER COMMITMENT FOR UP TO ANOTHER CHF 75 MILLION CONTINUED SUPPORT FROM COMPANY'S BANK GROUP VANTICO EXPECTED TO BE PART OF HUNTSMAN GROUP POST-RESTRUCTURING
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